# RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur


21 May 2002

02034392

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

**BY FAX/COURIER**

SUPPL

02 MAY 29 AM 10: 1?

Dear Sirs

**RESORTS WORLD BHD.**
**EXEMPTION NO. 82-3229**

We enclose a copy of the announcement of the Company in respect of Announcement on the Acquisition of a Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
**RESORTS WORLD BHD.**

**TAN WOOI MENG**
Group Company Secretary

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

# General Announcement

Ownership transfer to **RESORTS WORLD** on **20-05-2002 09:33:15 AM**
Reference No **RW-020520-8888B**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **RESORTS WORLD BHD** |
| * Stock name | : | **RESORTS** |
| * Stock code | : | **4715** |
| * Contact person | : | **MR TAN WOOI MENG** |
| * Designation | : | **GROUP COMPANY SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**ANNOUNCEMENT ON THE ACQUISITION OF A COMPANY**

* **Contents :-**

We wish to announce that Resorts World Bhd has acquired the following company as a wholly-owned subsidiary:

| | | |
|---|---|---|
| 1. | Name of Company | Ikhlas Tiasa Sdn Bhd (Company No. 574097-T) |
| 2. | Date of acquisition | 20 May 2002 |
| 3. | Place of incorporation | Malaysia |
| 4. | Purchase consideration<br>Mode of Payment | RM2/-<br>Cash |
| 5. | Percentage interest<br>Number and type of shares | 100%<br>2 ordinary shares of RM1/- each. |
| 6. | Directors/Substantial Shareholders' interests (if any) | No direct or indirect interest in the acquisition. |

The aforesaid wholly-owned subsidiary is not expected to have any effect on the Group's profit for 2002.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**